

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2017

Werner Cautreels
President and Chief Executive Officer
Selecta Biosciences, Inc.
480 Arsenal Way
Watertown, MA 02472

> **Re: Selecta Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 13, 2017**
> **File No. 333-219262**

Dear Dr. Cautreels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brandon Bortner, Esq., Latham & Watkins LLP